Exhibit 12

               Union Carbide Corporation and Subsidiaries
                   Ratio of Earnings to Fixed Charges
                  (Millions of dollars, except ratios)

                                  June 30,
                                    1995    1994  1993  1992   1991  1990

Income (loss) of consolidated
  companies before provision for
  income taxes - continuing
  operations                        $608    $471  $227  $178  $(147) $365
Add (deduct):
  Capitalized interest                (9)    (12)  (10)  (15)   (14)  (11)
  Preferred stock cash dividends
    of consolidated subsidiaries       0       0     0     0      0   (11)
  Dividends from less than
    50 percent-owned companies
    carried at equity                  0       0     0     0      0     4
  UCC share of income (loss)
    before provision for income
    taxes of 50 percent-owned
    companies carried at equity       35      79    32    (8)   (17)   66

Amortization of capitalized
  interest                             6      10    10     9      9     9
                                     640     548   259   164   (169)  422


Fixed Charges

Interest on long-term and
  short-term debt                     41      80    70   146    228   269
Capitalized interest                   9      12    10    15     14    11
Rental expenses representative
  of an interest factor               11      22    33    30     28    32
Preferred stock cash dividends
  of consolidated subsidiaries         0       0     0     0      0    11
UCC share of fixed charges of
  50 percent-owned companies
  carried at equity                   19      28    26    30     28    48

    Total fixed charges               80     142   139   221    298   371

Total adjusted income available
    for payment of fixed charges    $720    $690  $398  $385   $129  $793
Ratio of income to fixed charges     9.0     4.9   2.9   1.7    (a)   2.1

(a) In 1991, operating results included a special charge of $209 million ($160 million after tax). As a result, earnings were insufficient to cover historical fixed charges by $169 million. Excluding the effect of the special charge, earnings would have been sufficient to cover historical fixed charges by $40 million.